

Mail Stop 3720

May 5, 2008

<u>Via U.S. Mail and Fax</u>
Mr. Anastasios G. Konidaris
Senior Vice President and Chief Financial Officer
The Dun and Bradstreet Corporation
103 JFK Parkway
Short Hills, NJ 07078

> **Re: The Dun and Bradstreet Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 25, 2008**
> **File No. 1-15967**

Dear Mr. Konidaris:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/Larry Spirgel
Assistant Director